Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) from continuing operations before income taxes(1)	$6,454	$5,710	$7,711	$1,715	$(1,712)
Less:
Undistributed income (loss) of investees accounted for under the equity method	275	12	(280)	134	223
Interest capitalized	0	0	0	0	0

Adjusted earnings	6,179	5,698	7,991	1,581	(1,935)

Add fixed charges:
Interest credited to policyholders’ account balances	3,822	3,761	3,479	4,263	3,111
Gross interest expense(2)	1,334	1,324	1,328	1,934	1,419
Interest component of rental expense	86	84	77	75	85

Total fixed charges	5,242	5,169	4,884	6,272	4,615

Total earnings plus fixed charges	$11,421	$10,867	$12,875	$7,853	$2,680

Ratio of earnings to fixed charges	2.18	2.10	2.64	1.25	0.00 (3)

(1)	Excludes earnings attributable to noncontrolling interests.
(2)	Interest expense on short-term and long-term debt, including interest expense of securities businesses reported in “Net investment income” in the Company’s consolidated statements of operations, capitalized interest and amortization of debt discounts and premiums. Interest expense does not include interest on liabilities recorded under the authoritative guidance on accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the consolidated statements of operations.
(3)	Due to the Company’s loss for the twelve months ended December 31, 2013, the ratio coverage was less than 1:1 and is therefore not presented. Additional earnings of $1,935 million would have been required for the twelve months ended December 31, 2013, to achieve a ratio of 1:1.